SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                        Atlantic Liberty Financial Corp.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   048668 10 7
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                                 (CUSIP Number)

     Richard T. Arkwright, c/o 186 Montague Street, Brooklyn, New York 11201
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            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                December 8, 2003
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             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1. NAME OF REPORTING PERSONS:                               Richard T. Arkwright

   IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):      NA

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

   (a) [ ]
   (b) [X]
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3. FOR SEC USE ONLY

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4. SOURCE OF FUNDS                                                PF/OO

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5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
   IS REQUIRED PURSUANT TO ITEM 2(d) OF 2(e)                      [  ]

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


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6. CITIZENSHIP                                                    USA

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NUMBER OF         (7)      SOLE VOTING POWER                      75,471

SHARES            --------------------------------------------------------------

BENEFICIALLY      (8)      SHARED VOTING POWER                    0

OWNED BY          --------------------------------------------------------------

EACH              (9)      SOLE DISPOSITIVE POWER                 64,778

REPORTING         --------------------------------------------------------------

PERSON WITH       (10)     SHARED DISPOSITIVE POWER               0

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11. AGGREGATE AMOUNT BENEFICIALLY
    OWNED BY EACH REPORTING PERSON                                75,471

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12. CHECK BOX IF THE AGGREGATE AMOUNT IN
    ROW (11) EXCLUDES CERTAIN SHARES                              [   ]

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            4.4%

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14. TYPE OF REPORTING PERSON                                      IN

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1. NAME OF REPORTING PERSONS:                    Analytic Asset Management, Inc.

   IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):     13-4176271

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

   (a) [ ]
   (b) [X]

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3. FOR SEC USE ONLY

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4. SOURCE OF FUNDS                                               OO

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5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OF 2(e)               [  ]
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6. PLACE OF ORGANIZATION                                         New York

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NUMBER OF         (7)      SOLE VOTING POWER                     0

SHARES            --------------------------------------------------------------

BENEFICIALLY      (8)      SHARED VOTING POWER                   30,200

OWNED BY          --------------------------------------------------------------

EACH              (9)      SOLE DISPOSITIVE POWER                0

REPORTING         --------------------------------------------------------------

PERSON WITH       (10)     SHARED DISPOSITIVE POWER              30,200

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11. AGGREGATE AMOUNT BENEFICIALLY
    OWNED BY EACH REPORTING PERSON                               30,200

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12. CHECK BOX IF THE AGGREGATE AMOUNT IN
    ROW (11) EXCLUDES CERTAIN SHARES                             [   ]

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           1.8%

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14. TYPE OF REPORTING PERSON                                     CO

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


Item 1.     Security and Issuer

This statement on Schedule 13D (the "Statement") relates to the shares of common stock, par value $0.10 per share, of Atlantic Liberty Financial Corp., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 186 Montague Street, Brooklyn, New York.

Item 2.     Identity and Background

The Statement is filed on behalf of Richard T. Arkwright. Mr. Arkwright is the Chairman of the Board of Directors of the Company. The principal occupation of Mr. Arkwright is as the Chairman of the Board of Directors and Chief Investment Officer of Analytic Asset Management, Inc. The principal business address of Mr. Arkwright is c/o Atlantic Liberty Financial Corp., 186 Montague Street, Brooklyn, New York 11201.

Analytic Asset Management, Inc. is an investment counseling firm created under the 1940 Investment Advisors Act.

Mr. Arkwright has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, is not as a result of such proceeding, was not subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Arkwright is citizen of the United States.

Item 3.     Source and Amount of Funds and Other Consideration

The aggregate purchase price of the shares of common stock of the Company covered by this Statement is $1,289,230.60. This includes:

     1) 62,468 shares of common stock that were purchased by Mr. Arkwright with personal funds;

     2) 10,693 shares of restricted stock that were awarded to Mr. Arkwright pursuant to the 2003 Atlantic Liberty Financial Corp. 2003 Incentive Stock Benefit Plan none of which have vested;

     3) Options to purchase 2,310 shares of common stock, which are currently exercisable, awarded to Mr. Arkwright pursuant to the 2003 Atlantic Liberty Financial Corp. Incentive Stock Benefit Plan; and

     4) 28,200 shares of common stock are held by Analytic Asset Management, Inc. for the benefit of its underlying beneficial owners; 2,000 shares are in the account at Analytic Asset Management, Inc. for the benefit of Mr. Arkwright and are included in Item 3. 1) above. Mr. Arkwright disclaims beneficial ownership of the 28,200 shares of common stock.

Item 4.     Purpose of the Transaction

Mr. Arkwright holds the shares of common stock of the Company for investment purposes. Mr. Arkwright is the Chairman of the Board of Directors of the Company and, therefore, engages in discussions with management regarding the Company's business and operations, management compensation, stock benefit plans, composition of the board of directors and other corporate governance matters.

Analytic Asset Management, Inc. holds the shares of common stock for investment purposes.

Neither Mr. Arkwright nor Analytic Asset Management, Inc. (together, the "Reporting Person") have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any

CUSIP No. 048668 10 7


other material change in the issuer's business or corporate structure; (g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated in (a) through (i) above. The Reporting Person is likely from time to time to review or reconsider his intentions in holding and/or acquiring shares of the issuer's common stock, and at such time may formulate a plan or proposal that relates to or would result in one or more of the matters referred to above in (b) through (j).

Item 5.     Interest in Securities of the Issuer

     (a) The Company's total issued and outstanding shares of capital stock are 1,710,984 shares of common stock. Mr. Arkwright owns 75,471 shares, or 4.4% of common stock of the Company, which includes 10,693 shares of restricted stock and options to purchase 2,310 shares of common stock of the Company awarded under the Atlantic Liberty Financial Corp. 2003 Incentive Stock Benefit Plan. Analytical Asset Management, Inc. owns 30,200 shares, or 1.8% of common stock of the Company. Mr. Arkwright disclaims beneficial ownership of the 28,200 shares owned by
          Analytical Asset Management, Inc, which are held in accounts of persons or entities other than Mr. Arkwright.

     (b) Mr. Arkwright has sole power to vote, direct the vote of 75,471 shares of common stock of the Company and the sole power to dispose of, or direct the disposition of 64,778 shares of common stock of the Company. Mr. Arkwright may be deemed to have shared voting and investment power over 28,200 shares of common stock of the Company as Chairman of the Board of Analytical Asset Management, Inc.

     (c) On December 8, 2003, Mr. Arkwright was awarded 10,693 shares of common stock of the Company and options to purchase 11,549 shares of common stock of the Company, of which 2,310 shares are currently exercisable, pursuant to the Atlantic Liberty Financial Corp. 2003 Incentive Stock Benefit Plan. On December 23, 2003, Mr. Arkwright purchased 1,000 shares of common stock of the Company at a price of $19.80 per share. On February 10, 2004, Mr. Arkwright purchased 2,000 shares of common stock of the Company at a price of $19.75.

          Analytical Asset Management, Inc. has not purchased any shares of common stock of the Company within the last sixty days.

     (d) Mr. Arkwright is the beneficial owner for 75,471 shares of common stock of the Company and has the power to receive and direct receipt of dividends from the shares of common stock (but not the unexercised options). Mr. Arkwright does not have power to direct the receipt of dividends from the 28,200 shares common stock of the Company owned by Analytical Asset Management, Inc.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.     Materials to be Filed as Exhibits

Not applicable.


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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  March 1, 2004



/s/ Richard T. Arkwright
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Richard T. Arkwright